SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                          (Amendment No.            )*
                                        ------------

                           Detroit Diesel Corporation
             -----------------------------------------------------
                                (Name of Issuer)

                          Common Stock = $.01 par value
             -----------------------------------------------------
                         (Title of Class of Securities)

                                    250837101
             -----------------------------------------------------
                                 (CUSIP Number)



Check the following box if a fee is  being paid with this statement [ ].
(A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   250837101                 13G                      Page 2 of 7 Pages
         ---------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       The Crabbe Huson Group, Inc.
       93-0768238
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Oregon
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               1,117,100
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         1,117,100

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,117,100
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       X
                                                                      ---
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.52
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.   250837101                 13G                      Page 3 of 7 Pages
         ---------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Crabbe Huson Asset Allocation Fund
       93-0984695
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               56,100
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         56,100

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          56,100
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       X
                                                                      ---
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          0.23
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.   250837101                 13G                      Page 4 of 7 Pages
         ---------------
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Crabbe Huson Equity Fund
       93-0984694
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [   ]
                                                             (b)  [ X ]

--------------------------------------------------------------------------------
   3   SEC USE ONLY


--------------------------------------------------------------------------------
   4   CITIZENSHIP OR PLACE OF ORGANIZATION


       Delaware
--------------------------------------------------------------------------------
   NUMBER OF      5    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6    SHARED VOTING POWER
      EACH               297,600
   REPORTING      --------------------------------------------------------------
     PERSON       7    SOLE DISPOSITIVE POWER
      WITH               0
                  --------------------------------------------------------------
                  8    SHARED DISPOSITIVE POWER
                         297,600

--------------------------------------------------------------------------------
   9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          297,600
--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                       X
                                                                      ---
--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          1.21
--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

          IV
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1.     (a)   Name of Issuer:
                    Detroit Diesel Corporation, a Delaware Corporation.

            (b)   Address of Issuer's Principal Executive Offices:
                    13400 West Outer Drive, Detroit, MI 48239-4001

Item 2.     (a)   Name of Person Filing:
                    The Crabbe Huson Equity Fund, Inc., The Crabbe Huson Asset Allocation Fund, and The Crabbe Huson Group, Inc.

            (b)   Address of Principal Business Office:
                    121 SW Morrison, Suite 1400, Portland, OR 97204

            (c)   Citizenship:

                    The Crabbe Huson Group, Inc. ia an Oregon Corporations. The Crabbe Huson Equity Fund The Crabbe Huson Asset Allocation Fund are a separate series of the Crabbe Huson Funds, a Delaware Business Trust.

            (d)   Title of Class of Securities:
                    Common Stock, par value $.01 per share

            (e)   CUSIP Number:
                    250837101

Item 3.

     The Crabbe Huson Equity Fund and the Crabbe Huson Asset Allocation Fund are registered under the Investment Company Act of 1940 as open-ended investment companies. The Crabbe Huson Group, Inc. is registered under the Investment Advisors Act of 1940 as an investment advisor.

Item 4. Ownership.

     (a) & (b) The aggregate number of shares owned beneficially by the reporting person is 1,470,800, representing 5.96% of the outstanding common shares.

     (c) The aggegate number of shares of the Issuer beneficially owned by each reporting person is set forth below:

The Crabbe Huson Equity Fund directly owns 297,600 shares of the Issuer representing 1.21% of the outstanding shares. It shares voting and dispositive power with its investment advisor, The Crabbe Huson Group, Inc.

The Crabbe Huson Asset Allocation Fund directly owns 56,100 shares of the Issuer representing 0.23% of the outstanding shares. It shares voting and dispositive power with its investment advisor, The Crabbe Huson Group, Inc.

The Crabbe Huson Group, Inc. does not directly own any shares of the Issuer. It shares voting and dispositive power with the investment companies for whom it serves as investment advisor. The investment companies directly own 355,700 shares of the Issuer representing 1.44% of the outstanding shares. The Crabbe Huson Group, Inc. also shares voting and dispositive power with approximately sixtx-six investors for whom it serves as investment advisor. The investors directly own 1,117,100 shares of the Issuer representing 4.52% of the outstanding shares. In total, the investment company and investors own 1,470,800 shares of the Issuer representing 5.96% of the outstanding shares.

0tem 5.  Not applicable.

Item 6.  Not applicable.

Item 7.  Not applicable.

Item 8.

     Each reporting person disclaims beneficial ownership of all shares owned by each other reporting person. The filing of this statement is not to be construed as an admission that any reporting person is the beneficial owner of any securities covered by this statement.

     The reporting persons may be deemed to have formed a "group" within the meaning of Rule 13d-5(b)(1). If the reporting persons have formed a group, the group would beneficially own 1,470,800 common shares representing 5.96% of the outstanding shares of the Issuer. Each reporting person disclaims that a group has been or will be formed.

Item 9.  Not applicable.

Item 10.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                   Signature.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 7, 1997
     --------------------

The Crabbe Huson Equity Fund, Inc.                  The Crabbe Huson Group, Inc.

/s/Richard S. Huson                               /s/Richard S. Huson
   ------------------                                ------------------
   Richard S. Huson                                  Richard S. Huson
   President                                         Vice-President


The Crabbe Huson Asset Allocation Fund

/s/Richard S. Huson
   ------------------
   Richard S. Huson
   President












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